Mail Stop 4561

December 21, 2006

Jussi Pesonen
President and Chief Executive Officer
UPM-Kymmene Corporation
Eteläesplanadi 2
P.O. Box 380
FI-00101 Helsinki
Tel. +358 204 15 111

Re: UPM-Kymmene Corporation (File No. 001-14932)
Form 20-F for the Fiscal Year Ended December 31, 2005

Dear Mr. Pesonen,

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Stephen Krikorian
Accounting Branch Chief